KOVACK INTERNATIONAL WEALTH MANAGEMENT, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021
and
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TABLE OF CONTENTS

1. Report of Independent Registered Public Accounting Firm
2. Financial Statements
3. Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
4. Schedule II - Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
5. Report of Independent Registered Public Accounting Firm and Exemption Report



DeJoy, Knauf & Blood LLP
Business Advisors & CPAs

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Kovack International Wealth Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kovack International Wealth Management, Inc. as of December 31, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kovack International Wealth Management, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kovack International Wealth Management, Inc.'s management. Our responsibility is to express an opinion on Kovack International Wealth Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kovack International Wealth Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedules I and II listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Kovack International Wealth Management, Inc.'s financial statements. The supplemental information is the responsibility of Kovack International Wealth Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy, Knauf & Blood, LLP

We have served as Kovack International Wealth Management, Inc.'s auditor since 2017.

February 28, 2022.

KOVACK INTERNATIONAL WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	138,155
Deposits and other assets		224
	$	138,379

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions payable	$	7,723
Accounts payable		991
Due to related party		2,965
		11,679
Stockholders' equity:		
Common stock voting, no par value per share, 1,000 shares authorized, issued, and outstanding		310,000
Additional paid -in capital		475,000
Accumulated deficit		(658,300)
Total stockholders' equity		126,700
	$	138,379

The accompanying notes are an integral part of these financial statements.

KOVACK INTERNATIONAL WEALTH MANAGEMENT, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2021

Revenues:	
Commissions and 12b1 fees	$ 175,918
Other income	13,855
Interest income	5
	189,778
Expenses:	
Commissions	131,891
Clearing expenses	4,536
Professional service fees	19,454
Management fees	30,144
Technology, data and communication costs	4,985
Regulatory fees	11,070
Occupancy and equipment rentals	63,841
Depreciation and amortization	4,201
Loss on disposal of fixed assets	8,993
Other	12,987
	292,102
Net loss	$ (102,324)

The accompanying notes are an integral part of these financial statements.

KOVACK INTERNATIONAL WEALTH MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2021

	Common Stock Voting	Additional Paid-in Capital	Accumulated (Deficit)	Total
Balance December 31, 2020	$ 310,000	$ 425,000	$ (555,976)	$ 179,024
Capital contributions	-	50,000	-	50,000
Net loss	-	-	(102,324)	(102,324)
Balance December 31, 2021	$ 310,000	$ 475,000	$ (658,300)	$ 126,700

The accompanying notes are an integral part of these financial statements.

KOVACK INTERNATIONAL WEALTH MANAGEMENT, INC.

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net loss	$ (102,324)
Adjustments to reconcile net loss to net	
cash used for operating activities:	
Depreciation	4,201
Loss on disposal of fixed assets	8,993
Accounts receivable	400
Deposits and other assets	16,717
Prepaid expenses	10,224
Due to related parties	3,603
Commissions payable	574
Accounts payable	991
Total adjustments	45,703
Total cash flows used in operating activities	(56,621)
Cash flows from investing activities:	
Cash received from disposal of fixed assets	18,976
Cash flows from investing activities	18,976
Cash flows from financing activities:	
Capital contributions	50,000
Cash flows from financing activities	50,000
Net increase in cash and cash equivalents	12,355
Cash and cash equivalents, beginning of year	125,800
Cash and cash equivalents, end of year	$ 138,155
Supplemental disclosure of cash flow information:	
Cash paid during the year for taxes/interest	$ -

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1.   BUSINESS

Kovack International Wealth Management, Inc. (the "Company") was incorporated in the State of Florida on January 12, 2012, and is a registered securities broker-dealer with the SEC, FINRA and SIPC. The Company's headquarters are located in Fort Lauderdale, Florida.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements. Actual results could differ from these estimates.

Fair value of financial instruments - The fair value of the Company's financial instruments such as cash and cash equivalents and accounts payable approximate their carrying value because of the short maturity of the instruments.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets or the term of lease, if shorter, using the straight-line method.

Income taxes - The Company has elected, by consent of its stockholder, to be taxed as an S Corporation under the provisions of Section 1361 of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income tax on its taxable income. Instead, the stockholders are liable for federal income taxes on their respective share of the Company's taxable income. GAAP prescribes a threshold and measurement attribute for financial statement recognition of a tax position that an entity takes or expects to take in a tax return. An entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. This pronouncement is applicable to pass-through entities, such as S Corporations, which are potentially subject to income taxes.

The Company assesses its income tax positions, including its continuing tax status as an S Corporation, based on management's evaluation of the facts, circumstances and information available at the reporting date. The Company uses the prescribed more likely than not threshold when making its assessment. The Company did not accrue any interest expense or penalties related to tax positions. The Company believes that it is no longer subject to examination for years prior to 2018.

3. REVENUE RECOGNITION

The Company accounts for revenue under the FASB issued Accounting Standards Codification 606.

Commission and 12B1 Fee Revenue

Commissions and 12B1 fee revenue include amounts earned on securities product transactions and insurance-based products. Commission revenue as well as the related commission expense is recorded on a trade date or accrual basis. The following table presents total commission revenue disaggregated by investment product category for the year ended December 31, 2021:

Mutual funds	$ 106,812
Equities	54,983
Fixed income	14,098
Other	25
Total commission revenue	$ 175,918

The Company generates two types of commission revenue: (1) sales-based commission revenue that is recognized at the point of sale on a trade date basis and (2) trailing commission and fee revenue that is recognized over time as earned. Sales-based commission varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission and fee revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed.

As trailing commission and fee revenue is based on the market value of clients' investment holdings, management considers recognition of this variable consideration to be constrained, and thus is not recognized, until the market value is determinable.

The following table presents sales-based and trailing commission and fee revenue disaggregated by product category for the year ended December 31, 2021:

Sales-based	
Equities	$ 54,983
Mutual funds	72,702
Fixed income	14,098
Other	25
Total sales-based revenue	$ 141,808
Trailing	
Mutual funds	$ 34,110
Total trailing revenue	$ 34,110
Total commission and 12b1 fee revenue	$ 175,918

4. PROPERTY AND EQUIPMENT

Depreciation expense charged to income was $4,201 in 2021. All property and equipment was disposed of in 2021 at the conclusion of the leased office space.

5.   LEASES

The Company's lease for office facilities expired in 2021. Cash paid for lease liabilities for the year was $52,134.

6.   COMMITMENTS AND CONTINGENCIES

From time to time the Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition or results of operations. The Company accrues for certain claims and legal actions when it is probable and reasonably estimable.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company executes transactions and introduces them to Pershing LLC via Kovack Securities, Inc., on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company, through its clearing broker, seeks to manage these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market and credit exposure risk.

7.   RELATED PARTY TRANSACTIONS

The Company utilizes a related party, Kovack Securities, Inc., to access and clear securities transactions through Pershing LLC. The Company utilizes its' relationship with Kovack Securities, Inc. to provide clearing, custody, transaction execution, and other services relating to transactions in securities. For the year ended December 31, 2021, the Company had a balance due to KSI for $599 as well as $2,366 due to a separate related entity.

The Company relies on its owner to meet its cash flow requirements. The owner has the ability and intends to continue funding the Company's cash requirements for a period beyond twelve months from the date of the issuance of these financial statements.

8.   REQUIREMENTS OF RULE 15c3-3

The Company is an introducing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

9. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2021, the Company had net capital of $126,476, which was $76,476 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.

10. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 28, 2022, which is the date the financial statements were available for issue. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

The Company has agreed to an asset purchase agreement, which is subject to regulatory approval under FINRA Rule 1017(a). Upon regulatory approval, the Company will complete the transfer of the Company's ownership equity to the purchaser.

KOVACK INTERNATIONAL WEALTH MANAGEMENT, INC.
SCHEDULE I

COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

NET CAPITAL COMPUTATION:

Total stockholders' equity qualified for net capital	$ 126,700
Deducts and or charges:	
Total non-allowable assets	(224)
Net capital	$ 126,476
Ratio of aggregated indebtedness to net capital	0.09 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum Net Capital Required	
(6 2/3% of total aggregate indebtedness)	$ 779
Minimum Dollar Net Capital Requirement	
of Reporting Broker or Dealer	$ 50,000
Minimum Net Capital Requirement	$ 50,000
Net Capital In Excess of Minimum Required	$ 76,476

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4) because there were no material differences between this computation and the corresponding computation in the most recently filed FOCUS report.

KOVACK INTERNATIONAL WEALTH MANAGEMENT, INC.
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENT UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

The Company claims exemption under Section (k)(2)(ii) of Rule 15c3-3.



DEJOY, KNAUF & BLOOD LLP
Business Advisors & CPAs

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Kovack International Wealth Management, Inc.:

We have reviewed management's statements, included in the accompanying Kovack International Wealth Management, Inc. Exemption Report, in which (1) Kovack International Wealth Management, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Kovack International Wealth Management, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Kovack International Wealth Management, Inc. stated that Kovack International Wealth Management, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Kovack International Wealth Management, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kovack International Wealth Management, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dejoy, Knauf & Blood, LLP

February 28, 2022.

Kovack International Wealth Management, Inc.

Exemption Report

For Year Ended December 31, 2021

Kovack International Wealth Management, Inc. (the "Company") is responsible for complying with 17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision"). To the best of our knowledge and belief we state the following:

The Company met the identified exemption provision throughout the period January 1, 2021 - December 31, 2021 without exception.

Kovack International Wealth Management, Inc.

Isabelle Shick   2/22/2022

Isabelle Shick   Date

FINOP